Exhibit 12

Nabi Biopharmaceuticals

RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended
(In thousands)	December 30, 2006	December 31, 2005	December 25, 2004	December 27, 2003	December 28, 2002
Fixed charges
Interest expense	$3,724	$2,523	$971	$816	$2,130
Interest capitalized	—	106	326	83	—
Estimate of interest within rental expense	151	183	156	149	218

Total fixed charges	3,875	2,812	1,453	1,048	2,348

(Loss) earnings
(Loss) income from continuing operations before income taxes	(53,874)	(108,177)	(51,175)	(15,448)	1,738
Fixed charges	3,875	2,812	1,453	1,048	2,348
Amortization of capitalized interest	1,312	1,277	1,266	1,273	1,274
Interest capitalized	—	(106)	(326)	(83)	—

Total (loss) earnings	(48,687)	(104,194)	(48,782)	(13,210)	5,360

Ratio
Adjusted (loss) earnings	(48,687)	(104,194)	(48,782)	(13,210)	5,360
Total fixed charges	3,875	2,812	1,453	1,048	2,348

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	2.3

	For the Year Ended
Dollar amounts in thousands	December 30, 2006	December 31, 2005	December 25, 2004	December 27, 2003	December 28, 2002
Coverage deficiency	$52,562	$107,006	$50,235	$14,258	N/A

For the years ended December 27, 2003, December 25, 2004, December 31, 2005 and December 30, 2006, Nabi Biopharmaceuticals did not generate sufficient earnings to cover its fixed charges by the above amounts.